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                           UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                   (Amendment No. ______________)*


                      First Robinson Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

              Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   336188 10 7
                        --------------------------------
                                 (CUSIP Number)

                                  Rick L. Catt
                  501 E. Main Street, Robinson, Illinois 62454
                                 (618) 544-8621
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 336188 10 7       13D

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON
      (ENTITIES ONLY)

      Rick L. Catt
-----------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) ___     (b) X
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3     SEC USE ONLY
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4     SOURCE OF FUNDS

      PF, OO
-----------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                __
-----------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7   SOLE VOTING POWER
NUMBER OF          34,951
SHARES         --------------------------------------------------
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY           92
EACH           --------------------------------------------------
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON WITH        21,264
               --------------------------------------------------
               10  SHARED DISPOSITIVE POWER
                   92
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

     35,043
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

                                                             --
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.6%
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14   TYPE OF REPORTING PERSON

     IN
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                                Page 2 of 6 Pages

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Item 1.     Security and Issuer

     The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of First Robinson Financial Corporation (the "Company"), located at 501 E. Main Street, Robinson, Illinois 62454.

Item 2.     Identity and Background

     The name and address of the person filing this statement is Rick L. Catt, 501 E. Main Street, Robinson, Illinois 62454. Mr. Catt is a director and President and Chief Executive Officer of the Company and the Company's wholly owned subsidiary, First Robinson Financial Corporation (the "Bank"), at the address stated above. During the last five years, Mr. Catt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

     Mr. Catt is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     Mr. Catt has acquired beneficial ownership of 35,043 shares of Common Stock as follows:

     (i) 92 shares purchased by Mr. Catt jointly with his wife with personal funds at an aggregate cost of $920.

     (ii) 15,472 shares underlying unexercised stock options awarded to Mr. Catt in consideration for his service as a director and officer of the Company and the Bank which are currently exercisable (excludes 10,316 shares underlying currently unexercisable stock options which will become exercisable in two equal installments on July 29, 2001 and July 29, 2002;

     (iii) 6,447 shares awarded as restricted stock to Mr. Catt in consideration for his service as a director and officer of the Company and Bank;

     (iv) 2,649 shares allocated to Mr. Catt's account under the Company's Employee Stock Ownership Plan (the "ESOP").

     (v) 8,461 shares held for Mr. Catt's  benefit by the Company's  401-K Plan;
and

     (vi) 1,922 shares held for Mr. Catt's benefit by the Company's Directors Retirement Plan.





                            3 of 6


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Item 4.     Purpose of Transaction

     Except with respect to the ESOP allocations and stock options and shares of restricted stock awarded to Mr. Catt by the Company as compensation, all of the shares purchased and/or acquired by Mr. Catt are for investment purposes. Mr. Catt may, from time to time depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As a director and President and Chief Executive Officer of the Company, Mr. Catt regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

     Except as noted above, Mr. Catt has no plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) any action similar to any of those enumerated above.


                             4 of 6



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Item 5.     Interest in Securities of the Issuer

     The aggregate number of shares of Common Stock beneficially owned by Mr. Catt as of the date of this filing is 35,043 shares, representing 5.6% of the shares of Common Stock outstanding. Of these shares, Mr. Catt has sole voting power over 34,951 shares (including 2,648 shares allocated to Mr. Catt's ESOP account over which Mr. Catt has no dispositive powers) and sole dispositive power over 21,264 shares. The 34,951 shares include 92 shares owned jointly with Mr. Catt's wife, over which Mr. Catt may be deemed to have shared voting and dispositive powers. The 34,951 shares also include 15,472 shares subject to currently exercisable stock options.

     Mrs. Catt's address is c/o First Robinson Financial, 501 E. Main Street, Robinson, Illinois 62454. During the last five years, Mrs. Catt has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation of such laws.

     Mrs. Catt is a citizen of the United States of America.

     During the 60-day period prior to the date of this filing, Mr. and Mrs. Catt did not effect any transactions in the Common
Stock.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Catt, except the 92 shares held jointly with Mr. Catt's wife and except, in the case of the 2,648 shares held in Mr. Catt's ESOP account, the trustee of the ESOP.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Catt and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Catt are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.     Material to be Filed as Exhibits

     None.




                                     5 of 6




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                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 8, 2000           /s/ Rick L. Catt
      -------------------      ------------------------
                                  Rick L. Catt



































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